

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

<u>Via Email to</u>
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

Dear Mr. Jones:

We note that your December 31, 2012 financial statements were audited by Sam Kan & Company. On February 20, 2014, the Securities and Exchange Commission ("SEC") denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2014/34-71585.pdf

As Sam Kan & Company is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after February 20, 2014. If Sam Kan & Company audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the Securities and Exchange Commission has denied Sam Kan & Company the privilege of appearing or practicing before the Commission. We believe this SEC Order against Sam Kan & Company and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Sam Kan & Company at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Sam Kan & Company's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us as to how you intend to address this matter by no later than March 13, 2014. If you have any questions, please contact Michael Henderson, Staff Accountant at 202-551-3364, you can reach me at 202-551-3835.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant